December 4, 2018

Gregory Boden
Chief Financial Officer
CLOUDCOMMERCE, INC.
1933 Cliff Drive, Suite 1
Santa Barbara, CA 93109

       Re: CLOUDCOMMERCE, INC.
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 14, 2018
           Form 8-K Filed November 17, 2017
           Response Dated November 29, 2018
           File No. 000-13215

Dear Mr. Boden:

       We have reviewed your November 29, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
November 15, 2018 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to Condensed Consolidated Financial Statements - Unaudited
2. Summary of Significant Accounting Policies
Revenue Recognition, page 9

1. In future filings on Form 10-Q, please consider also disclosing disaggregated revenues for the three month periods.
 Gregory Boden
CLOUDCOMMERCE, INC.
December 4, 2018
Page 2
Form 8-K Filed November 17, 2017

Item 9.01 Financial Statements and Exhibits, page 6

2. We reviewed your response to comment 1. Rule 8-04(d) of Regulation S-X refers to the use of pro forma amounts for the latest fiscal year that were included in a report on Form
      8-K. Please amend your Form 8-K filed August 2, 2017 related to the acquisition of
      Parscale Creative, Inc. to include audited abbreviated statements of assets acquired and liabilities assumed and of revenues and direct expenses as well as unaudited pro-forma financial information as indicated in your letter to the Division of Corporation Finance's
      Office of the Chief Accountant dated August 14, 2017.
     You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or
William
Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions.



                                                           Sincerely,
FirstName LastNameGregory Boden
                                                           Division of
Corporation Finance
Comapany NameCLOUDCOMMERCE, INC.
                                                           Office of Consumer
Products
December 4, 2018 Page 2
cc:       Andrew Van Noy
FirstName LastName